Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) announces to its shareholders and the general market that, on September 17, 2024, Gerdau Ameristeel US Inc., subsidiary of Gerdau in North America, signed an agreement to acquire the assets of Dales Recycling Partnership, a company engaged in the operation, processing, and recycling of ferrous and non- ferrous scrap. The acquisition price of approximately US$ 60 million to be paid in cash, using available own resources, at the closing of the transaction, subject to customary price adjustments. The closing of the transaction is expected to occur by the end of 2024, following the satisfaction of customary conditions precedent for operations of this nature.

The assets include land, inventory, and fixed assets associated with Dales Recycling's operations in Tennessee, Kentucky, and Missouri, in the United States. Dales Recycling has an annual capacity to process approximately 160,000 tons of ferrous and non-ferrous scrap and reported an average annual EBITDA of approximately US$ 10 million over the past three years.

The acquisition aims to increase Gerdau's captive ferrous scrap supply through proprietary channels, supplying raw material to its operations at a competitive cost. Gerdau also clarifies that this acquisition is aligned with its strategy of growth and competitiveness of operations through assets with greater potential for long-term value generation and expansion of its presence in more profitable markets for its business.

São Paulo, September 20, 2024.

Rafael Dorneles Japur

Executive Vice-President and
Investor Relations Officer